UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

Amendment No.1

to

Registration Statement on Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NRG Yield, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	46-1777204 (I.R.S. Employer Identification No.)

211 Carnegie Center Princeton, New Jersey (Address of principal executive offices)	08590 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, $0.01 par value	New York Stock Exchange
Class C Common Stock, $0.01 par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

On May 5, 2015, the stockholders of NRG Yield, Inc. (the “Company”) approved the Second Amended and Restated Certificate of Incorporation of the Company (the “New Charter”) which, when filed with the Secretary of State of the State of Delaware, will establish two new classes of common stock, Class C common stock and Class D common stock, and implement a stock split of (i) each outstanding share of Class A common stock into one share of Class A common stock and one share of Class C common stock and (ii) each outstanding share of Class B common stock into one share of Class B common stock and one share of Class D common stock. We refer to the actions contemplated by the New Charter, including the establishment of the Class C common stock and the Class D common stock, and the stock split, collectively as the “Recapitalization.”

This Amendment No. 1 to the registration statement on Form 8-A of the Company filed with the Securities and Exchange Commission on July 12, 2013 (File No. 001-36002) (the “Original Registration Statement”) is being filed to amend and restate Item 1 and Item 2 as set forth below to reflect the Recapitalization and to register pursuant to the Securities Exchange Act of 1934, as amended, the Class C common stock, par value $0.01 per share, of the Company (the “Class C common stock”) in connection with the Recapitalization.

The Board of Directors of the Company (the “Board”) intends to file the New Charter with the Secretary of State of the State of Delaware on or around May 14, 2015 to effectuate the Recapitalization. The description of the Company’s capital stock provided below gives effect to the Recapitalization.

Item 1.  Description of Registrant’s Securities to be Registered.

The powers, preferences, rights and qualifications, limitations and restrictions of the shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock are set forth in full in our New Charter, a form of which is filed herewith as Exhibit 3.1 and incorporated herein by reference. The following summary of the powers, preferences and rights and qualifications, limitations and restrictions of the shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock should be read in conjunction with, and is qualified in its entirety by reference to, the New Charter.

Authorized Capitalization

As set forth in our New Charter, our authorized capital stock consists of:

(i) 500,000,000 shares of Class A common stock, par value $0.01 per share (the “Class A common stock”), of which 34,586,250 shares were issued and outstanding as of May 7, 2015;

(ii) 500,000,000 shares of Class B common stock, par value $0.01 per share (the “Class B common stock”), of which 42,738,750 shares were issued and outstanding as of May 7, 2015;

(iii) 1,000,000,000 shares of Class C common stock, of which 34,586,250 shares were issued and outstanding as of May 7, 2015 (after giving effect to the Recapitalization);

(iv) 1,000,000,000 shares of Class D common stock, par value $0.01 per share (the “Class D common stock”), of which 42,738,750 shares were issued and outstanding as of May 7, 2015 (after giving effect to the Recapitalization); and

(v) 10,000,000 shares of preferred stock, par value $0.01 per share, none of which were issued and outstanding as of May 7, 2015.

Class A Common Stock

Voting Rights

Each share of Class A common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock are entitled to vote. Holders of shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or the listing requirements of any exchange on which shares of our common stock are listed. Holders of our Class A common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our Board and as otherwise provided in the New Charter or required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class A common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. Dividends upon our Class A common stock may be declared by our Board at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. The holders of Class A common stock and Class C common stock will share ratably in all dividends as may be declared by our Board in respect of our outstanding common stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the Board deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property or for any proper purpose, and the Board may modify or abolish any such reserve. Furthermore, because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities and the liquidation preference of any of our outstanding shares of preferred stock, subject only to the right of the holders of shares of our Class B common stock and Class D common stock to receive payment for the par value of their shares in connection with our liquidation.

Other Rights

Holders of our Class A common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Shareowner Services, LLC.

Class B Common Stock

Voting Rights

Each share of Class B common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class B common stock are entitled to vote. Holders of shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or the listing requirements of any exchange on which shares of our common stock are listed. Holders of our Class B common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our Board and as otherwise provided in our New Charter or required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock, Class C common stock, and Class D common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and Liquidation Rights

Holders of our Class B common stock do not have any right to receive dividends, other than dividends payable solely in shares of Class B common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock and Class C common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B common stock in connection with our liquidation.

Mandatory Redemption

Shares of Class B common stock are subject to redemption at a price per share equal to par value upon the conversion of Class B units of NRG Yield LLC to Class A units. Shares of Class B common stock so redeemed are automatically cancelled and are not available to be reissued.

Class C Common Stock

Voting Rights

Each share of Class C common stock entitles the holder to 1/100th of one vote with respect to each matter presented to our stockholders on which the holders of Class C common stock are entitled to vote. Holders of shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or the listing requirements of any exchange on which shares of our common stock are listed. Holders of shares of our Class C common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our Board and as otherwise provided in the New Charter or required by law, all matters to be voted on by holders of shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class C common stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. Dividends upon shares of our Class C common stock may be declared by our Board at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. The holders of shares of Class C common stock and Class A common stock will share ratably in all dividends as may be declared by our Board in respect of our outstanding common stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the Board deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property or for any proper purpose, and the Board may modify or abolish any such reserve. Furthermore, because we are a holding company, our ability to pay dividends on shares of our Class C common stock will be limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of shares of our Class C common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities and the liquidation preference of any of our outstanding shares of preferred stock, subject only to the right of the holders of shares of our Class B common stock and Class D common stock to receive payment for the par value of their shares in connection with our liquidation.

Other Rights

Holders of shares of our Class C common stock will have no preemptive, conversion or other rights to subscribe for additional shares. All shares will be, when issued, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of shares of our Class C common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Equal Status

Except as expressly provided in the New Charter, including with respect to voting rights, shares of Class C common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects to the shares of Class A common stock as to all matters, including in the event of a liquidation or in connection with a change of control. In the event of any merger, consolidation, or other business combination requiring the approval of our stockholders entitled to vote thereon (whether or not we are the surviving entity), the holders of shares of Class C common stock shall receive the same amount and form of consideration on a per share basis as the consideration, if any, received by holders of shares of Class A common stock in connection with such merger, consolidation or combination (and if holders of shares of Class A common stock are entitled to make an election as to the amount or form of consideration that such holders shall receive in any such merger, consolidation or combination with respect to their shares of Class A common stock, then the holders of shares of Class C common stock shall be entitled to make the same election as to their shares of Class C common stock). In the event of any (i) tender or exchange offer to acquire any shares of Class A common stock or Class B common stock by any third party pursuant to an agreement to which we are a party; or (ii) any tender or exchange offer or any other redemption or repurchase by us to acquire any shares of Class A common stock or Class B common stock, the holders of shares of Class C common stock shall receive the same amount and form of consideration on a per share basis as the consideration received by holders of shares of Class A common stock (and if holders of shares of Class A common stock are entitled to make an election as to the amount or form of consideration that such holders shall receive in any such tender or exchange offer or other repurchase with respect to their shares of Class A common stock, then the holders of shares of Class C common stock shall be entitled to make the same election as to their shares of Class C common stock).

Transfer Agent and Registrar

The transfer agent and registrar for our Class C common stock is Computershare Shareowner Services, LLC.

Class D Common Stock

Voting Rights

Each share of Class D common stock entitles the holder to 1/100th of one vote with respect to each matter presented to our stockholders on which the holders of Class D common stock are entitled to vote. Holders of shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters presented to our stockholders for their vote or approval except as otherwise required by applicable law or the listing requirements of any exchange on which shares of our common stock are listed. Holders of shares of our Class D common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our Board and as otherwise provided in our New Charter or required by law, all matters to be voted on by holders of shares of our Class A common stock, Class B common stock, Class C common stock, and Class D common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and Liquidation Rights

Holders of shares of our Class D common stock do not have any right to receive dividends, other than dividends payable solely in shares of Class D common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock and Class C common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class D common stock in connection with our liquidation.

Mandatory Redemption

Shares of Class D common stock are subject to redemption at a price per share equal to par value upon the conversion of Class D units of NRG Yield LLC. Shares of Class D common stock so redeemed are automatically cancelled and are not available to be reissued.

Preferred Stock

Under the New Charter, we will continue to be authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, none of which is issued and outstanding.

Our Board is authorized to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate Opportunity

As permitted under the Delaware General Corporation Law (“DGCL”), in the New Charter, we renounced any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that directors, officers and/or employees of NRG Energy, Inc. (“NRG”) may serve as our directors and/or officers, and NRG and its affiliates, not including us (“NRG Entities”) may engage in similar activities or lines of business that we do, our New Charter provides for the allocation of certain corporate opportunities between us and the NRG Entities. Specifically, none of the NRG Entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a director or officer of any NRG Entity who also is one of our directors or officers acquires knowledge of a potential transaction or matter which may be a corporate opportunity for any of the NRG Entities and us, we will not have any expectancy in such corporate opportunity, and the director or officer will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for himself/herself or direct such opportunity to another person. A corporate opportunity that an officer or director of ours who is also a director or officer of any of the NRG Entities acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to an officer or director of any of the NRG Entities, the following corporate opportunities will not belong to us: (i) those we are not financially able, contractually permitted or legally able to undertake; (ii) those not in our line of business; (iii) those of no practical advantage to us; and (iv) those in which we have no interest or reasonable expectancy. Except with respect to our directors and/or officers who are also directors and/or officers of any of the NRG Entities, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

In addition to the disproportionate voting rights that NRG has as a result of its ownership of our Class B common stock and Class D common stock, some provisions of Delaware law contain, and our New Charter and our Second Amended and Restated Bylaws (“Bylaws”) contain, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non-negotiated takeover attempts, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our Board to issue preferred stock with superior voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Meetings and Elections of Directors

Special Meetings of Stockholders. Our New Charter provides that a special meeting of stockholders may be called only by our Board by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

Elimination of Stockholder Action by Written Consent. Our New Charter and Bylaws provide that holders of our common stock cannot act by written consent in lieu of a meeting.

Vacancies. Any vacancy occurring on our Board and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock.

Amendments

Amendments of Certificate of Incorporation. The provisions described above under “—Special Meetings of Stockholders,” “—Elimination of Stockholder Action by Written Consent” and “—Vacancies” may be amended only by the affirmative vote of holders of at least two-thirds of the combined voting power of outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

Amendment of Bylaws. Our Board has the power to make, alter, amend, change or repeal our Bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office.

Notice Provisions Relating to Stockholder Proposals and Nominees

Our Bylaws also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to our Board at an annual meeting of stockholders, or (iii) nominate a candidate for election to our Board at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to our corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the Bylaws.

To be timely, a stockholder’s notice must be received at our principal executive offices:

•                  in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us;

•                  in the case of a nomination in connection with a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

With respect to special meetings of stockholders, our Bylaws provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

Delaware Antitakeover Law

We have opted out of Section 203 of the DGCL. However, our New Charter provides that in the event NRG and its affiliates cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•                  prior to such time, our Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•                  at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Amendments

Any amendments to our New Charter, subject to the rights of holders of our preferred stock, regarding the provisions thereof summarized under “—Corporate Opportunity” or “—Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” requires the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Item 2.  Exhibits.

Number	Description	Method of Filing

3.1	Form of Second Amended and Restated Certificate of Incorporation of NRG Yield, Inc.	Filed herewith

3.2	Second Amended and Restated Bylaws of NRG Yield, Inc., dated as of July 22, 2013	Incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on July 26, 2013

4.1	Specimen Class A Common Stock Certificate	Filed herewith

4.2	Specimen Class C Common Stock Certificate	Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 8, 2015

NRG YIELD, INC.
(Registrant)

By:	/s/ Brian E. Curci
Name: Brian E. Curci
Title: Corporate Secretary